SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)*

                                 BLUEFLY, INC.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   096227103
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 13, 2000
                           ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 2 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  OO; IV

**As explained in Item 6, this number does not include certain shares of which the Reporting Person may be deemed the beneficial owner upon the satisfaction of certain conditions contained within the Investment Agreement (defined herein).

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 3 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  PN; IA

**As explained in Item 6, this number does not include certain shares of which the Reporting Person may be deemed the beneficial owner upon the satisfaction of certain conditions contained within the Investment Agreement (defined herein).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 4 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                    1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  CO

**As explained in Item 6, this number does not include certain shares of which the Reporting Person may be deemed the beneficial owner upon the satisfaction of certain conditions contained within the Investment Agreement (defined herein).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 5 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,211,512.5**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,211,512.5**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,512.5**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            19.74%**

14       Type of Reporting Person*

                  OO; IA

**As explained in Item 6, this number does not include certain shares of which the Reporting Person may be deemed the beneficial owner upon the satisfaction of certain conditions contained within the Investment Agreement (defined herein).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 6 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  1,251,190**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,251,190**
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,251,190**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            20.26%**

14       Type of Reporting Person*

                  IA

**As explained in Item 6, this number does not include certain shares of which the Reporting Person may be deemed the beneficial owner upon the satisfaction of certain conditions contained within the Investment Agreement (defined herein).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages




     This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an Investment Agreement with the Issuer as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

     Item 2.  Identity and Background

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC"); and

                  (v)      Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

     Item 3.  Source and Amount of Funds or Other Consideration

     QIP expended approximately $4,841,500 of its working capital to purchase the subordinated convertible notes reported herein as being acquired since October 13, 2000 (the date of the last filing on Schedule 13D). SFM Domestic Investments expended approximately $158,500 of its working capital to purchase the subordinated convertible notes reported herein as being acquired since October 13, 2000 (the date of the last filing on Schedule 13D). In addition, QIP and SFM Domestic Investments exchanged senior convertible notes of the Issuer in the aggregate amount of $15,000,000 for subordinated convertible notes of equal principal amount. (See Item 6 below)

     Item 4.   Purpose of Transaction

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

     Item 5.  Interest in Securities of the Issuer

     As explained in Item 6 below, the number of shares reported does not include certain Shares which each of the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions contained within the Investment Agreement.

                                                              Page 8 of 11 Pages


     Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since October 13, 2000 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On November 13, 2000, QIP and SFM Domestic Investments entered into an Investment Agreement (the "Investment Agreement") with the Issuer (a copy of which is incorporated by reference hereto as Exhibit LL and incorporated herein by reference in response to this Item 6). Pursuant to the Investment Agreement, QIP and SFM Domestic Investments purchased subordinated convertible notes for an aggregate purchase price of $5,000,000 and exchanged their outstanding senior convertible notes, which had been issued to QIP and SFM Domestic Investments pursuant to a commitment made in the Note and Warrant Purchase Agreement, dated as of March 28, 2000 (a copy of which was filed as Exhibit G to the Initial Statement and is incorporated herein by reference in response to this Item 6) in an aggregate principal amount of $15,000,000, for subordinated convertible notes in the same principal amount.

     The Investment Agreement provides that upon satisfaction of certain conditions (i) the Issuer will reincorporate as a Delaware corporation; (ii) the principal and accrued but unpaid interest on all subordinated convertible notes held by QIP and SFM Domestic Investments will convert into shares of Series B Preferred Stock at a rate of $2.34 a share; (iii) the Issuer may issue shares of common stock to QIP and SFM Domestic Investments as standby purchasers following a rights offering (discussed below); and (iv) the terms of the Series A Preferred Stock will be amended to lower the conversion price from $10.50 to $2.34 per share. These conditions include shareholder approval of the following: the reincorporation; the issuance of at least 8,547,009 shares of Series B Preferred Stock to QIP and SFM Domestic Investments and a maximum of 4,273,504 shares of common stock to QIP and SFM Domestic Investments; and the amendment of the terms of the Series A Preferred Stock.

     In addition, the Investment Agreement requires the Issuer to conduct a rights offering of shares of its common stock at a price of $2.34 per share, in the aggregate amount of $20,000,000. Pursuant to the Investment Agreement, at the conclusion of the rights offering, QIP and SFM Domestic Investments will purchase shares of common stock equal to the difference between $20,000,000 and the amount purchased by the Issuer's shareholders pursuant to the rights offering, but in no event will QIP and SFM Domestic Investments purchase more than 4,273,504 shares of common stock for an aggregate purchase price of $10,000,000 (the "Standby Commitment").

     If the transactions contemplated by the Investment Agreement are consummated, upon conversion of all outstanding notes and accrued and unpaid interest from the date of issuance, QIP and SFM Domestic Investments will hold in excess of 8,547,009 shares of Series B Preferred Stock convertible into an equal number of shares of common stock. In such event, QIP and SFM Domestic Investments would, depending upon the number of shares of common stock acquired pursuant to the Standby Commitment, be the beneficial owner of between approximately 48.83% and 77.67% of the outstanding common stock (assuming conversion of all Series A Preferred Stock and Series B Preferred Stock and the exercise of warrants to acquire common stock held by such entities). In the event that the transactions contemplated by the Investment Agreement are consummated, QIP and SFM Domestic Investments would hold warrants exercisable for common stock, Series A Preferred Stock and Series B Preferred Stock in the new Delaware corporation formed as a result of the reincorporation of Issuer. In addition, following the reincorporation, QIP and SFM Domestic Investments will be entitled to designate two members of the Board of Directors (each with 7 votes on each matter going before the Board) and together these directors would be entitled to cast 14 out of the aggregate 19 votes entitled to be cast on any matter before the Board of Directors. Therefore, if the conditions above are satisfied, QIP and SFM Domestic Investments may have the ability to propose or implement some or all of the events listed in Item 4(a)-(j) of Schedule 13D.

                                                              Page 9 of 11 Pages

     Pursuant to Subordinated Convertible Note Nos. 1 through 5 in the aggregate amount of $14,524,500 (a copy of the form of such notes is incorporated by reference as Exhibit MM and is incorporated herein by reference in response to this Item 6), QIP is entitled to receive automatically upon the reincorporation of the Issuer as a Delaware corporation that number of fully paid and non-assessable shares of Series B Convertible Preferred Stock obtained by dividing the outstanding principal and accrued and unpaid interest on each Subordinated Convertible Note to the date of conversion by $2.34.

     Pursuant to Subordinated Convertible Note Nos. 6 through 10 in the aggregate amount of $475,500 (a copy of the form of such notes is incorporated by reference as Exhibit NN and is incorporated herein by reference in response to this Item 6), SFM Domestic Investments is entitled to receive automatically upon the reincorporation of the Issuer as a Delaware corporation that number of fully paid and non-assessable shares of Series B Convertible Preferred Stock obtained by dividing the outstanding principal and accrued and unpaid interest on each Subordinated Convertible Note to the date of conversion by $2.34.

     Pursuant to the Subordinated Convertible Note in the amount of $4,841,500 (a copy of the form of such note is incorporated by reference as Exhibit OO and is incorporated herein by reference in response to this Item 6), QIP is entitled to receive automatically upon the reincorporation of the Issuer as a Delaware corporation that number of fully paid and non-assessable shares of Series B Convertible Preferred Stock obtained by dividing the outstanding principal and accrued and unpaid interest on the Subordinated Convertible Note to the date of conversion by $2.34.

     Pursuant to the Subordinated Convertible Note in the amount of $158,500 (a copy of the form of such note is incorporated by reference as Exhibit PP and is incorporated herein by reference in response to this Item 6), SFM Domestic Investments is entitled to receive automatically upon the reincorporation of the Issuer as a Delaware corporation that number of fully paid and non-assessable shares of Series B Convertible Preferred Stock obtained by dividing the outstanding principal and accrued and unpaid interest on the Subordinated Convertible Note to the date of conversion by $2.34.

     The foregoing description of the Investment Agreement and the Subordinated Convertible Notes does not purport to be complete and is qualified in its entirety by the terms of each such document which are incorporated herein by reference.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                  Item 7.  Material to be Filed as Exhibits

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 22, 2000
                                                 QUANTUM INDUSTRIAL PARTNERS LDC

                                                 By: /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact


                                                 QIH MANAGEMENT INVESTOR, L.P.

                                                 By:      QIH Management, Inc.,
                                                          its General Partner


                                                 By: /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Secretary


                                                 QIH MANAGEMENT, INC.


                                                 By: /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Secretary


                                                 SOROS FUND MANAGEMENT LLC


                                                 By: /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Assistant General Counsel


                                                 GEORGE SOROS


                                                 By: /s/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact

                                                             Page 11 of 11 Pages

                                  EXHIBIT INDEX


LL. Investment Agreement dated as of November 13, 2000 by, and among Blue fly, Inc., Bluefly Merger Sub, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC.1

MM. Form of Subordinated Convertible Note issued by Bluefly, Inc. in favor of Quantum Industrial Partners LDC2

NN. Form of Subordinated Convertible Note issued by Bluefly, Inc. in favor of SFM Domestic Investments LLC.3

OO. Form of Subordinated Convertible Note in the amount of $4,841,500 issued by Bluefly, Inc. in favor of Quantum Industrial Partners LDC.4

PP. Form of Subordinated Convertible Note in the amount of $158,500 issued by Bluefly, Inc. in favor of SFM Domestic Investments LLC.5





--------

1 Filed on Novenber 14, 2000 as Exhibit No. 10.23 to Issuer's Form 10Q for the quarterly period ended September 30, 2000.

2 Filed as Exhibit E to the Investment Agreement dated as of November 13, 2000 by, and among Bluefly, Inc., Bluefly Merger Sub, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC which was filed as Exhibit 10.23 to Issuer's Form 10Q for the quarterly period ended September 30, 2000.

3 Filed as Exhibit E to the Investment Agreement dated as of November 13, 2000 by, and among Bluefly, Inc., Bluefly Merger Sub, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC which was filed as Exhibit 10.23 to Issuer's Form 10Q for the quarterly period ended September 30, 2000.


4 Filed as Exhibit D to the Investment Agreement dated as of November 13, 2000 by, and among Bluefly, Inc., Bluefly Merger Sub, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC which was filed as Exhibit 10.23 to Issuer's Form 10Q for the quarterly period ended September 30, 2000.


5 Filed as Exhibit D to the Investment Agreement dated as of November 13, 2000 by, and among Bluefly, Inc., Bluefly Merger Sub, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC which was filed as Exhibit 10.23 to Issuer's Form 10Q for the quarterly period ended September 30, 2000.